

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

Via E-mail
Rory O'Dare
President
Cheval Resources Corporation
3211 Ocean Drive
Vero Beach, FL 32963

> **Re: Cheval Resources Corporation**
> **Registration Statement on Form S-1/A**
> **Filed July 12, 2011**
> **File No. 333-172954**

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1.   In various locations within your disclosure, such as page 17, you refer to the merger being "deemed effective by" the Securities and Exchange Commission. Please note that we declare particular securities-related filings effective. A merger becomes effective pursuant to state law. Please revise accordingly.

Prospectus Cover Page

2.   Your revised disclosure suggests that Mr. O'Dare will begin selling his shares upon the closing of the primary offering. It is unclear whether this refers to the sale of the minimum offering amount or the sale of all shares being sold in the primary offering. Please revise. Also, please reconcile to the third paragraph with respect to the offering termination date.

Rory O'Dare
Cheval Resources Corporation
July 26, 2011
Page 2

3.   If true, please clarify that the registration statement registers the resale of Mr. O'Dare's 40,000,000 shares of common stock at the fixed price of $.45 per share and resales may be made only for cash consideration.

Summary

4.   We note your revised disclosure on page five that "the 40,000,000 shares … will be utilized in acquisition/negotiation/merger of target …" Please clarify how these shares will be used. In this regard, please ensure your response is consistent with your page four disclosure confirming that any sale of these shares in connection with a business combination may not occur under the current registration statement.

Financial Statements as of March 15, 2011 and for the Period March 2, 2011 (Inception) Through March 15, 2011, page F-1

Financial Statement Updating

5.   Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X.

Exhibits

Exhibits 10.1

6.   We refer you to comment 12 from our letter dated June 9, 2011. Please clarify why your escrow agreement refers to Mr. O'Dare's sale of shares "whether or not for cash consideration."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

                                                Sincerely,

                                                /s/ John Reynolds

                                                John Reynolds
                                                Assistant Director